                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        RULE 13e-3 TRANSACTION STATEMENT
              (Pursuant to Section 13(e) of The Securities Exchange
                                  Act of 1934)

                                 Amendment No.3

                              BOWATER INCORPORATED
                              (Name of the Issuer)

                              BOWATER INCORPORATED
                      (Name of Person(s) Filing Statement)

    Depositary Shares, Each Representing a One-Fourth Interest in a Share of
      8.40% Series C Cumulative Preferred Stock, Par Value $1.00 Per Share,
                      $100 Liquidation Preference Per Share
                         (Title of Class of Securities)

                                   102183-605
                      (CUSIP Number of Class of Securities)

                                 Wendy C. Shiba
                     Secretary and Assistant General Counsel
                              Bowater Incorporated
                             55 East Camperdown Way
                                 P. O. Box 1028
                              Greenville, SC 29602
                                 (803) 271-9337
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of Person(s) Filing Statement)

                                    Copy to:

                              Eric B. Amstutz, Esq.
                              Jo Watson Hackl, Esq.
                     Wyche, Burgess, Freeman & Parham, P.A.
                             44 East Camperdown Way
                                  P. O. Box 728
                              Greenville, SC 29602
                                 (803) 242-8200




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This statement is filed in connection with (check the appropriate box):
  a.[_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities
        Exchange Act of 1934.
  b.[_] The filing of a registration statement under the Securities Act of 1933. c.[X] A tender offer.
  d.[_] None of the above.

        Check the following box if soliciting materials or an information
statement referred to in checking box (a)     are preliminary copies: [ ]



                            CALCULATION OF FILING FEE




      Transaction Valuation*                           Amount of Filing Fee**


           $ 94,775,000.00                                    $ 18,955.00




 * Assumes purchase of 3,400,000 Depositary Shares at $ 27.875 per Depositary Share.
** Calculated based on the transaction valuation multiplied by one-fiftieth of one percent.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $18,955.00      Filing Party:   Bowater Incorporated

Form or Registration No.:   Schedule 13E-4   Date Filed:     October 16, 1995










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         This Amendment No. 3 dated November 22, 1995, amends the Rule 13e-3
Transaction Statement (the "Schedule 13E-3") filed with the Securities and Exchange Commission (the "Commission") on October 16, 1995 by Bowater Incorporated, a Delaware corporation (the "Company"), as previously amended by Amendment No. 1 filed with the Commission on November 15, 1995 ("Amendment Number One"), and Amendment No. 2 filed with the Commission on November 17, 1995, in connection with the Company's offer to purchase any and all of the outstanding Depositary Shares (the "Depositary Shares"), each representing a one-fourth interest in a share of its 8.40% Series C Cumulative Preferred Stock, par value $1.00 per share, liquidation preference $100.00 per share (the "Series C Cumulative Preferred Stock"), at a price of $ 27.875 per Depositary Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 16, 1995 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "Offer") (except that notwithstanding any information contained in the Offer to Purchase and the Letter of Transmittal, the Company will not pay a solicitation fee to a Soliciting Dealer (as defined in the Offer to Purchase) in respect of Depositary Shares registered in the name of the Soliciting Dealer unless the Depositary Shares are held by the Soliciting Dealer as nominee and the Depositary Shares are being tendered for the benefit of one or more beneficial owners identified on the Letter of Transmittal or on the Notice of Solicited Tenders (included in the materials provided to brokers and dealers)), copies of which were attached to the Schedule 13E-3 as Exhibits (d)(1) and
(d)(2), respectively.

         The information set forth in the Issuer Tender Offer Statement attached to the Schedule 13E-3 as Exhibit (g) (the "Schedule 13E-4"), as amended by Amendment No.1 to the Schedule 13E-4, which Amendment No. 1 was attached to Amendment Number One as Exhibit (h), and as further amended by Amendment No.2 and Amendment No. 3 to the Schedule 13E-4, which Amendment No. 2 and Amendment No. 3 are attached hereto as Exhibits (i) and (j), respectively, is expressly incorporated by reference and responses to each item herein are qualified in their entirety by the provisions of the Issuer Tender Offer Statement, as so amended.

         The following information amends the information previously included in the Schedule 13E-3.

ITEM 16. ADDITIONAL INFORMATION.

         Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to the Schedule 13E-3 as Exhibits (d)(1) and (d)(2), respectively, and incorporated in their entirety herein by reference, except that notwithstanding any information contained in the Offer to Purchase and the Letter of Transmittal, the Company will not pay a solicitation fee to a Soliciting Dealer (as defined in the Offer to Purchase) in respect of Depositary Shares registered in the name of the Soliciting Dealer unless the Depositary Shares are held by the Soliciting Dealer as nominee and the Depositary Shares are being tendered for the benefit of one or more beneficial owners identified on the Letter of Transmittal or on the Notice of Solicited Tenders (included in the materials provided to brokers and dealers).

         The Offer expired at 12:00 midnight, Eastern Standard Time, on November 15, 1995. The exact number of Depositary Shares acquired pursuant to the Offer was 2,342,727. As indicated in Section 1 of the Offer to Purchase, the Company may, in its sole discretion, subsequent to November 30, 1995 (ten business days after the termination of the Offer), determine to purchase any remaining Depositary Shares through privately negotiated transactions, open market purchases, another tender offer or otherwise, on such terms and at such prices as the Company may determine from time to time.


                                         2

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ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

  (i) Amendment No. 2 to Issuer Tender Offer Statement on Schedule 13E-4.

  (j) Amendment No. 3 to Issuer Tender Offer Statement on Schedule 13E-4.




                                          3

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                             S I G N A T U R E

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              BOWATER INCORPORATED



                            By:      /s/ David G. Maffucci
                                         Name: David G. Maffucci
                                         Title: Senior Vice President - Chief
                                                Financial Officer and Treasurer

Dated: November 22, 1995




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                                 EXHIBIT INDEX

                                                                                        SEQUENTIALLY
EXHIBIT                                                                                 NUMBERED
NO.               DESCRIPTION                                                           PAGE

(i)               Amendment No. 2 to Issuer Tender Offer Statement
                  on Schedule 13E-4 . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6

(j)               Amendment No. 3 to Issuer Tender Offer Statement
                  on Schedule 13E-4 . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10